Filed by Oxus Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oxus Acquisition Corp.

Commission File No. 001-40778

Date: January 17, 2024


People. Food. Planet.™
BOREALIS
FOODS
A Food Tech Company with Purpose

INVESTOR PRESENTATION

January 2024

Disclaimer

Important Information for Investors

This Investor Presentation (this "Presentation") (references to which shall be deemed to include any information which has been or may be supplied in writing or orally in connection herewith or in connection with any further inquiries) relates to a proposed business combination (the "Transaction") between Oxus Acquisition Corp. ("Oxus") and Borealis Foods Inc. ("Borealis"). This Presentation does not contain all the information that should be considered with respect to the proposed Transaction. This Presentation is for informational purposes only and is not intended to form any basis of any investment decision or any other decision in respect of the proposed Transaction. You should consult your own legal regulatory, tax, business, financial and accounting advisors concerning the matters described herein.

Confidentiality

By its acceptance hereof each recipient agrees that neither it, its affiliates nor their respective agents, partners, directors accountants, counsel, officers, employees or other representatives (collectively, the "Representatives") will copy reproduce or distribute to others this Presentation In whole or in part, at any time without the prior written consent of Oxus and Borealis and that it will keep confidential all information contained herein not already in the public domain and will use this Presentation for the sole purpose of deciding whether to proceed with a further investigation of Borealis or the Transaction. The recipient shall be responsible for any violation of obligations by any of its Representatives.

Industry and Market Data

The views and statements provided in this Presentation are based on information derived from Borealis' internal estimates and research, studies, publications, surveys, and other information provided by third parties and also from publicly available sources. In this Presentation, Borealis relies on, and refers to, publicly available information and statistics regarding market participants in the sector in which Borealis competes and other industry data. Any comparison of Borealis to any other entity assumes the reliability of the information available to Borealis. Borealis has not independently verified the accuracy or completeness of these sources. In some cases, this investor presentation involves a number of assumptions, estimates, and limitations, and is subject to change, and there can be no accuracy or reliability of such assumptions, or estimates. This investor presentation does not purport to be all-inclusive or to contain all the information that a prospective investor may desire in investigating the company or in making an investment in the company. each prospective investor must conduct and rely on its own evaluation thereof, including the merits and risks involved in making an investment decision. All dollar amounts in this Presentation are in U.S. dollars unless otherwise stated.

Cautionary Language Regarding Forward Looking Statements

This Presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "goal," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Borealis' expectations, hopes, beliefs, intentions or strategies regarding the future, Borealis' expectations with respect to future performance and anticipated financial impacts of the Transaction; the satisfaction of the closing conditions to the Transaction; and the timing of the completion of the Transaction. Forward-looking statements are based on current expectations and assumptions that are inherently uncertain. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Borealis' management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Borealis.

People. Food. Planet.™

Disclaimer

These forward-looking statements are subject to a number of risks and uncertainties. If any of these risks materialize or Borealis' assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Borealis is presently not aware of or that Borealis currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Borealis' expectations, plans or forecasts of future events and views as of the date of this Presentation.

Borealis anticipates that subsequent events and developments will cause Borealis' assessments to change. However, Borealis specifically disclaims any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing Borealis' assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Use of Projections

This Presentation contains projected financial information with respect to Borealis. Such projected financial information constitutes forward-looking financial information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Borealis or Oxus' independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any form of assurance with respect thereto for the purpose of this Presentation.

Financial Information; Non-IFRS Financial Measures

Certain financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X or Regulation G. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement/prospectus or registration statement or other report or document to be filed or furnished by Borealis with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA, EBITDA Margin and After-Tax Cash Flow, has not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Borealis believes that these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends relating to Borealis' financial condition and results of operations. Borealis' management uses these non-IFRS financial measures for budgeting and planning purposes. Borealis believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Borealis' financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS financial measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Borealis' financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which items of expense and income are excluded or included in determining these non-IFRS financial measures. You should review Borealis' financial statements, which will be included in the registration statement and proxy statement filed with the SEC in connection with this Transaction.

No Representations and Warranties

No representation, warranty or undertaking, express or implied, is made or will be given by Borealis as to the fairness, accuracy completeness or reliability of the Presentation and the information and/or

Disclaimer

statements contained therein. Any recipient of this Presentation is responsible for conducting his or her own due diligence and other enquiries as well as making his or her own analysis and his or her own independent assessment of the information provided herein in connection with the Transaction. Any decision to rely on the information contained in this Presentation is the sole responsibility of the recipient of this document and neither Oxus nor Borealis will be responsible for any loss incurred by the recipient as a result of any actions taken by him or her relying upon the information herein. This Presentation is based, in part, upon management estimates and forecasts of Borealis and reflects views and opinions solely of Borealis as of the date of this Presentation, all of which are accordingly subject to change. Any such estimates, forecasts, views or opinions set forth in this Presentation constitute Borealis' judgments and should be regarded as indicative, preliminary and for illustrative purposes only. In addition, Borealis' analyses contained herein are not, and do not purport to be, appraisals of the issued share capital, assets or business of Borealis or any other entity. Further, this Presentation does not purport to contain all information that may be required or relevant to an evaluation of the Transaction.

No Offer or Solicitation

This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any securities to be offered in any transaction contemplated hereby have not been approved or disapproved by the SEC, any state securities commission or other United States or foreign regulatory authority, and will be offered and sold solely in reliance on an exemption from the registration requirements provided by the Securities Act of 1933, as amended (the "Securities Act"), and rules and regulations promulgated thereunder (including Regulation D or Regulation S under the Securities Act). This document does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Consequently, this Presentation does not contain all the information which would be required to be contained in such a prospectus or disclosure document such as, for example, details of the assets and liabilities, financial position, profits and losses and prospects of any of the entities referred to in this Presentation. The material provided in this Presentation is provided for the information of recipients and does not constitute an invitation or inducement to such persons to enter any investment activity relating to those entities. Borealis has not considered the objectives, financial position or needs of any recipient. The recipient should obtain and rely upon his or her own professional advice from their tax, legal, accounting, financial and other professional advisors in respect of the recipient's objectives, financial position or needs before making any investment decision based on information contained in this Presentation.

Participants in the Solicitation

Borealis and its respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Borealis' shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests of Borealis' directors and officers in the Transaction in Oxus' filings with the SEC, including Oxus' Registration Statement on Form S-4 .

Trademarks and Copyrights

Borealis owns or has rights to various trademarks, service marks and trade names used in connection with the operation of its businesses, and which are included in this Presentation, including CHEF WOO and RAMEN EXPRESS. This Presentation may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply a relationship with the Company, or an endorsement or sponsorship by or of the Company. For convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

A Mission-Driven Company

Borealis Foods is a food tech company with a mission to address growing consumer needs and global food security challenges by developing highly nutritious and functional food products that are delicious, affordable and sustainable.


WOODLES
WOODLES
Mission
Lexington


100%
20g

Retail

- US, Canada & Mexico
- Europe

Foodservice

- US Schools
- US Military
- US & Global Humanitarian Food Programs

People. Food. Planet.™

Investment Highlights

Proprietary Food Technology Company at Its Core

- Developed the first high protein dough, containing all essential amino acids, vital to functions including protein synthesis, tissue repair, and a healthy immune system
- Developed and launched ready-to-eat meals and snacks distributed through both retail and foodservices
- Developed first of its kind ambient ready-to-eat high protein meals for global humanitarian food programs
- Category disruptor in an expansive global market

Large and Expanding TAM Fuels Growth

- $54.6B estimated global retail ramen market as of 2022[1]
- Retail footprint expansion, geographical expansion and additional foodservice channels
- Expansion by commercialization of new, category disruptor products

Strong Growth to Date with Capacity to Scale

- Revenue growth: $14.3 million in 2021, $27.5 million in 2022, and $31.0 million estimated in 2023 – a 71% CAGR since inception
- 275K sq ft production/distribution facility in South Carolina with mass production capacity of up to 1,800 meals/minute or 600M meals/year
- Expected expansion to 1B meals/year by 2025

Approaching Profitability Inflection Point

- 2024E revenues of ~$116M – driven by retail footprint and geographical expansion, expansion into institutional markets and higher sales of premium products
- 2024E EBITDA margin of 18%

Gordon Ramsay Partnership

- Launching ultra premium Gordon Ramsay-branded high protein line of products



1. https://www.fortunebusinessinsights.com/industry-reports/instant-noodles-market-101452

Borealis Foods At-a-Glance

People. Food. Planet.™

2019 Founded	**Food Tech** Category	**300+** Employees	**275,000 sq.ft** Production & Distribution Facility in South Carolina

106 Million Meals Produced LTM[1]	**600 Million** Meal Production Capacity per Year	**20,000+** Retail Distribution Points in US and Canada	**$30.6 Million** LTM Revenues[1]

70+% Revenue CAGR since Inception[2]	**10X+** YoY sales growth on Amazon[3]	**$60B+** Global TAM	**$7B+** North America and Europe TAM	**30+** SKUs launched since 2020

1. As of September 30, 2023; 2. 2020A-2023E. Estimates and assumptions are based on currently available information and expectations of management; actual results may differ; 3. Comparison between Jan 2023 and Jan 2022.

Chef Woo – First of Its Kind Complete Protein* Ramen



Braised Beef | Roasted Chicken | Thai Lemongrass | Spicy Tequila Lime | Sweet Chili Togarashi | Chili Chicken



Braised Beef



Roasted Chicken



Lovingly Made in the USA

100% PLANT BASED PROTEIN

20g ORGANIC PLANT BASED PROTEIN

- COMPLETE PROTEIN*
- PLANT BASED
- PATENT PENDING IP
- NO PALM OIL

*Please see next slide.

Complete High-Protein: An Industry Disruptor


CHEF WOO
ORGANIC INSTANT RAMEN
20g PLANT BASED PROTEIN
12 pack
100% PLANT BASED
ROASTED CHICKEN FLAVOR
12 PACK
20g ORGANIC PLANT BASED PROTEIN
20g ORGANIC PLANT BASED PROTEIN

At under $2 per serving, Chef Woo provides:

- Excellent Source of Protein
- 40% Daily Protein Value
- A nutritious meal of 20 grams of Complete Protein that contains all 9 essential amino acids:

Histidine Important role in immune function, digestion, sleep and sexual function	**Lysine** Production of hormones and energy; important for immune function	**Threonine** Important role in collagen and elastin, and fat metabolism
Isoleucine Muscle metabolism and immune function and regulate energy	**Methionine** Helps with tissue growth, metabolism and detoxification	**Tryptophan** Maintain correct nitrogen balance and help produce serotonin
Leucine Make protein and growth hormones; Grow and repair muscles tissue	**Phenylalanine** Production of brain's chemical messengers, including dopamine	**Valine** Help muscle growth, tissue regeneration and energy generation

Source: https://my.clevelandclinic.org/health/articles/22243-amino-acids

Ramen Express – Premium National Brand


CHICKEN RAMEN Express
BEEF RAMEN Express
SHRIMP RAMEN Express
HOTTER & SPICIER RAMEN Express

Cup Line: Chicken Flavor, Beef Flavor, Shrimp Flavor, Hotter & Spicier


LIME&CHILI SHRIMP RAMEN Express
HOT&SPICY CHICKEN RAMEN Express
HOT&SPICY BEEF RAMEN Express
HOT&SPICY SHRIMP RAMEN Express

Lime & Chili Shrimp Flavor, Hot & Spicy Chicken Flavor, Hot & Spicy Beef Flavor, Hot & Spicy Shrimp Flavor, Magic Noodles


CHICKEN RAMEN Express
BEEF RAMEN Express
SOY SAUCE RAMEN
HOTTER & SPICIER RAMEN Express

Pillow Line: Chicken Flavor, Beef Flavor, Soy Sauce Flavor, Hotter & Spicier

CERTIFIED PLANT BASED · KOSHER · HALAL · AVA · AVA · NO ADDED MSG · RSPO

PLANT-BASED

NO MSG

NO TBHQ

KOSHER & HALAL

SUPRIOR FLAVOR PROFILE

State-of-the-Art Production Facility





200,000+ sq. ft. Food Grade Facility and 75,000 sq. ft. Distribution Center in Saluda, SC

- BRC AA+ rated food grade facility built to the highest standard
- Production capacity:
  - 4 instant noodle production lines
  - 1,800 meals per minute
  - 600 millions meals a year
- Warehouse capacity:
  - 150 truckloads of finished goods
  - Ideal for supplying national mega retailers

Strategically located

- 1 hour West of Columbia, SC
- 2 hours East of Atlanta, GA
- 2 hours South of Charlotte, NC
- 3 hours from Charleston Port (export / import hub)

Board of Directors of New Borealis



Reza Soltanzadeh
Founder & CEO, Borealis Foods

- An MD by training, over 28 years' experience in the field of food sciences and food mass production
- Ex CEO of IIIC Investment Group, and served on boards of many food companies internationally



Barthelemy Helg
Founder & Chairman, Borealis Foods

- Ex Vice-President and Global Head of M&A at Nestlé SA
- Ex Managing Partner and Global Head of Investment Banking of Lombard Odier & Cie
- Attorney at law, Geneva & NY

Ertharin Cousin

- Chair, Food Systems For The Future
- Executive Director, United Nations World Food Programme (2012-2017)
- U.S. Ambassador and Permanent Representative Food and Agriculture Agencies (2009-2012)
- Payne Distinguished Professor at Stanford University





Shiv Vikram Khemka

- Vice-chairman of SUN Group since 1990, a 120-year-old international investment group
- Chairman of the Entrepreneurship Sports Generation
- Executive Chairman, Global Education and Leadership Foundation

People. Food. Planet.™

Steve Oyer

- Managing Partner, Sustainable Finance Partnerships
- Ex SVP and Head of Global Family Office Advisory Group, Lazard Asset Management





Shukrat Ibragimov

- Chairman of the Supervisory Board, Eurasian Group LLP
- Board of Directors, Eurasian Bank JSC and Eurasian Resources Group SARL



Kanat Mynzhanov

- CEO, Oxus Acquisition
- Ex Chief Investment Officer of Bellprescot Asset Management and co-founder of Bellprescot Prime Fund

Current & Planned Distribution 2024


473
Sobeys
198
metro
260
GIANT TIGER
203
Loblaws
610
ELEVEN
63
amazon
COSTCO WHOLESALE
1,200
2224
UNFI
880
1,200
ALDI
Walmart
BOZZUTO
878
880
400
1,200
1,342
404
580
Albertsons
Save a lot
Raley's
Krasdale
Publix
Winn Dixie
600
36
86
Waldo's
laComer
Liverpool

18,000+ stores across the U.S. & **3,300+** stores in Canada



People. Food. Planet.™

Long-term Growth*

Retail | Foodservice

2020
- ✓ Retail: US

2023
- ✓ Retail: US, Canada, Mexico, Europe
- ✓ Foodservice: US Schools

2028E
- ✓ Retail:
  - Ramen Noodles, Snacks, etc.
- ✓ Foodservice:
  - US schools, US & Global humanitarian food programs, US military, etc.



** Long-Term illustrations reflect high level indicative view of revenue potential from various long-term strategies (schematic not drawn to scale). Estimates and assumptions are based on currently available information and expectations, actual results may differ.*

Historical Gross Revenue Growth


$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$6.2M
$14.3M
$27.5M
$31M+
2020A
2021A
2022A
2023E

People. Food. Planet.™

2022 & 2023 Summary Results

$ millions	Q3 2023	Q3 2022	1H 2023	1H 2022	FY 2022
Revenues, net	**$22.7**	$17.9	**$14.9**	$11.1	$25.6
Cost of goods sold	**$25.7**	$24.5	**$17.0**	$14.8	$33.7
Gross (loss)	**$(2.9)**	$(6.6)	**$(2.1)**	$(3.8)	$(8.1)
SG&A	**$7.7**	$4.8	**$8.9**	$8.1	$15.0
Training expense	**$2.3**	$5.5	**$1.7**	$4.5	$6.6
Loss from operations	**$(15.4)**	$(17.9)	**$(11.0)**	$(11.9)	$(23.1)
Adjusted EBITDA	**$(4.8)**	$(6.2)	**$(3.3)**	$(3.6)	$(8.8)

NOTEWORTHY:

- Major increases in wheat and edible oil costs driven by Russia-Ukraine war.
  - Product price increases implemented Oct. 2022.
  - Commodity prices corrected by early 2023.
- Q2 2023 sales impacted by temporary slowdown in retail orders due to inventory management.
- Non-cash depreciation expense accounted for 11.4% of 1H 2023 COGS, and 11.0% in 1H 2022.
- Improved profitability expected to be driven by higher-margin sales mix, production efficiencies, reduced training expense and increased overhead absorption.

COMMODITY PRICES LAST 5 YEARS – Oct. 1, 2018 - Oct. 1, 2023

WHEAT



SUNFLOWER OIL



Financial Projections

$ Millions	2023E[1]	2024E
Revenues	31	116
EBITDA	(23)	21

Key Assumptions

- Strategic expansion into new revenue verticals – Foodservice, capitalizing on food technology capabilities
  - US schools – launched Sept 2023, partnering with a national brokerage firm and two national distribution companies to expand market reach; Product expected to be added to numerous school district menus in 2024
  - US Military & Disaster Relief programs: potential collaborations to provide noodles tailored to specific nutritional requirements
- Retail: Anticipated expansion into Europe: expected to start in Germany and progress to Switzerland, France, and England
- Partnership with Gordon Ramsay has the potential to elevate brand awareness in the high-end noodle market.
  - Leveraging a well-known personality like Gordon Ramsay may enhance the brand's visibility among Borealis' target audience
- Focuses on e-commerce through verticals such as Amazon.com and Walmart.com, which are experiencing significant growth
  - Increased marketing efforts to involve targeted digital advertising, social media campaigns, and other online strategies
- Strategic diversification of revenue streams and expansion of market presence, both domestically and internationally, through innovative products and partnerships

Operational Goals

- Continued revenue growth driven by the combination of increased retail penetration, higher average selling prices, and inclusion of institutional channel sales.
- Improving gross margins due to favorable business mix and production efficiencies.
- Increasing overhead absorption as operating expenses grow at a lower rate than sales.

1. *Recent Developments:* Borealis' gross revenues are expected to be in the range of $30,500,000 to $31,500,000, respectively, for the year ended December 31, 2023. Borealis' total revenues for the year ended December 31, 2023, fell below its updated projections as of September 2023. While the results are not ready, the revenue shortfall in comparison to projections is expected to negatively impact the reported results of operations in comparison to the projections. Borealis' decreased revenue was the result of delays in NGO sales, delays in products being distributed to Europe, and a change in Walmart's modular layouts. Notwithstanding the foregoing, the company continues its efforts to expand its reach both geographically and in new categories. The data presented above is preliminary and unaudited, based upon Borealis' estimates, and subject to further internal review by its management and compilation of actual results. Borealis has provided estimated ranges for this data primarily because its closing procedures for the quarter and year ended December 31, 2023, is not yet complete and Borealis has not generated data for the full quarter or year. Borealis' management's estimates are based upon monthly information currently available to it and extrapolation from such information. While Borealis expects that its results will be within these ranges, its actual results may differ materially from these preliminary estimates. The preliminary estimated financial data included in this investor presentation has been prepared by, and is the responsibility of, Borealis' management. Berkowitz Pollack Brant has not audited, reviewed, compiled, nor applied agreed-upon procedures with respect to this preliminary estimated financial data, and accordingly, Berkowitz Pollack Brant does not express an opinion or any other form of assurance with respect thereto.

Disclaimer: The assumptions and estimates underlying the financial projections are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Borealis or Oxus' independent auditors have audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any form of assurance with respect thereto for the purpose of this Presentation.

Business Combination with Oxus Acquisition Corp.

- Borealis Foods and Oxus Acquisition Corp. ("Oxus") (Nasdaq: OXUSU, OXUS, OXUSW), a special purpose acquisition company, signed a definitive business combination agreement on February 23, 2023.
- Oxus' vision is well aligned with Borealis Foods' mission driven business model to develop affordable, sustainable, nutritious food. Directors of Oxus are seasoned industry executives with a broad knowledge of the food industry, especially in the emerging markets. Jointly, the two companies are well positioned to execute Borealis' business aspirations.
- The merger is subject to shareholder and SEC approval and is expected to close during the first quarter of 2024; the filing of the registration statement on Form S-4 with the SEC has been completed in January 2024: https://www.sec.gov/ix?doc=/Archives/edgar/data/1852973/000121390024003071/fs42024a5_oxus.htm
- The SPAC sponsor and its team have already committed and paid $45M in convertible notes.
- For more information on OXUS: https://www.oxusacquisition.com*.

BOREALIS FOODS

OXUS ACQUISITION CORP.

**This information is maintained by and the responsibility of Oxus Acquisition Corp. Borealis Foods has not authorized anyone to provide any information or to make any representations other than those contained in this Confidential Information Memorandum Borealis Foods has prepared. Borealis Foods takes no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this Confidential Information Memorandum is current only as of its date, regardless of its time of delivery. Borealis Foods' business, financial condition, results of operations and prospects may have changed since that date.*

Transaction Summary

People. Food. Planet.™

Valuation At Close

Total Shares Outstanding[(1)]	22.5
$ per Share	$10.00
Equity Value	**$225.2**
Debt[(2)]	$7.9
Cash[(2)]	$7.7
Enterprise Value	**$225.4**

Estimated Sources & Uses

Sources	
Borealis Equity Roll Over	$112.2
OXUS Trust Capital[(3)]	$21.5
Borealis Existing Balance Sheet Cash[(2)]	$9.0
Additional Cash from New Investor Convertible Debt	$2.0
New Investor Convertible Debt	$27.0
Total Sources	**$171.7**

Uses	
Borealis Equity Roll Over	$112.2
Conversion of New Investor Debt	$27.0
Sponsor Loan Repayment	$3.4
Borealis Convertible Debt Repayment	$5.1
Transaction Costs	$16.3
Pro Forma Balance Sheet Cash	$7.7
Total Uses	**$171.7**

Trading Multiples at Close[(4)]

2023P Revenue	$31.0	7.3x
2024P Revenue	$116.0	1.9x
2024P EBITDA	$21.0	10.7x

Ownership at Close[(1)(3)]


New Investor Convertible Shares, 15.2%
Borealis, 49.6%
Oxus Sponsor, 26.6%
Public, 8.6%

Data shown in millions, except per share data

1. Includes 11.2mm Borealis shares, 6.0mm Oxus sponsor and initial shareholder shares (inclusive of 2.1mm convertible note shares and 0.3mm underwriter shares), 3.4mm new investor convertible shares and 2.0mm public shares.
2. As of September 30th, 2023.
3. Assumes no redemptions by Oxus public shareholders.
4. Trading multiples as of December 12th, 2023 closing share price of $11.19 are 8.1x 2023P Revenue, 2.2x 2024P Revenue, 12.0x 2024P EBITDA

APPENDIX

Current Retail Food Industry Conditions / Trends

Consumer spending patterns affecting volume

During an earnings call on 10/5/23, ConAgra (CAG) management described their volume recovery as "elongated" by consumers limiting their discretionary purchases, reducing household inventory, cooking more/moving away from convenience, cooking larger meals instead of single-serve, and using more leftovers.

Inflation beginning to have an impact; consumers reducing purchasing and/or seeking lower cost alternatives

According to a report from Cowen summarizing themes from their Sipping & Snacking Summit[1], consumers are starting to respond to continued price increases by reducing purchasing and/or seeking lower cost alternatives.

Volumes expected to turn positive in 2H 2023

Also noted on the ConAgra earnings call, volume recovery in 2H is expected to be driven by a normalization of consumer behavior, increased A&P and merchandising spend.

Share wins expected to be primary growth driver

As noted during the Simply Good Foods (SMPL) earnings call on 6/29/23: "Most center store categories in North America are mature with household penetration in the high-80s with legacy brands; hence, it's mostly a share game."

Consumer "megatrends" center on health and wellness, convenience and on-the-go nutrition

Simply Good Foods also noted that food companies that are able to offer these attributes are best-positioned to maintain or grow sales.

1. https://tdcowen.bluematrix.com/links2/secure/pdf-viewer/558e57b2-06a6-4f5e-9161-555e92af8263

People. Food. Planet.™

An ESG Company

Environmental

- Commitment to production of environmentally-friendly and sustainable food products
- Life Cycle Assessment from University of Michigan confirms that Chef Woo is more sustainable and has less environmental impact than other sources of protein
- Products offered in recyclable paper cups and lids, sealed without glue
- Ingredients sourced locally to minimize supply chain environmental burdens
- Oil waste from manufacturing process upcycled to biodiesel fuel by local company

Social

- Strong community involvement through donations to hospitals, front-line workers, and more
- Implemented policies designed for commitment to traceability of products and sourcing from suppliers holding the same values
- Implemented policies designed for commitment to gender equality at all levels of the organization
- Implemented policies designed for commitment to fair treatment of all employees
- Implemented policies designed for continuous improvement of the working conditions of employees with special attention to their health and safety

Governance

- Implemented policies designed to adhere to regulatory requirements and compliance
- Organization chart and delegation procedures in place
- Process-oriented responsibilities at all levels
- Operational audits in place
- Financial audits in place
- Quarterly Shareholder reporting in place

BOREALIS FOODS SEEKS TO ACHIEVE THE HIGHEST STANDARDS OF ESG COMPLIANCE AND TO ABIDE BY ESG POLICIES WHICH MANDATE ENVIRONMENTAL SUSTAINABILITY, FAIR TREATMENT AND ETHICAL EMPLOYMENT STANDARDS, BUSINESS INTEGRITY AND GOOD CORPORATE GOVERNANCE.


Palmetto
GOURMET FOODS

People. Food. Planet.™

A Proud Diverse Team


Lovingly Made in the USA

300+	Jobs Created Since Inception	**90%**	Minority Workforce	**8**	Ethnic Backgrounds
45%+	Women In Front Line & Management	**10+**	Languages Spoken	**4**	Continents of Origins


COLUMBIA REGIONAL
BUSINESS REPORT
THANK YOU!
HEALTH CARE HEROES
SPONSORED BY:
Companion
First Citizens Bank
nephron
Occupational


CHICKEN FLAVOR
RAMEN Express
THANK YOU!
Palmetto


The Twin-City New
ıda food producer donates ramen to 'he
heroes'
STAFF REPORTS
MAY 6, 2020
THANK YOU!
Palmetto
CHICKEN
RAMEN
Express


SPECIAL SECTION: HEALTH CARE HEROES
People. Food. Planet.
Sharing its success
Saluda-based Palmetto Gourmet Foods donates 4,000 cups of noodles to hospitals


Mission
Lexington
food with dignity, compassion & education.

STRONG COMMUNITY COMMITMENT

We deeply love and support our local community who helps us succeed, especially during difficult times

Independent Study Shows Lower Impact on Environment

A Life Cycle Analysis study at the University of Michigan[1] found that Chef Woo has a significantly smaller environmental impact than animal-based protein carrying the same amount of protein.

This was also the case when compared to alternative protein products and regular ramen supplemented with meat – Chef Woo demonstrated exceptional performance in categories including impact on global warming, natural resource depletion and water use*

1. https://css.umich.edu/publications/research-publications/chef-woo-high-protein-ramen-noodle-life-cycle-assessment-0


Fossil Energy Use (MJ)
0
2
4
6
8
10
12
Chef Woo
Beef
Pork
Chicken
Beyond Burger
Ramen Express +
Ramen Express +
Ramen Express +
GHGE (kg CO2eq)
0
0.5
1
1.5
2
2.5
3
3.5
Chef Woo
Beef
Pork
Chicken
Beyond Burger
Ramen Express + Beef
Ramen Express + Pork
Ramen Express + Chicken
Land Use (m2a)
0
0.5
1
1.5
2
2.5
3
3.5
Chef Woo
Beef
Pork
Chicken
Beyond Burger
Ramen Express + Beef
Ramen Express + Pork
Ramen Express + Chicken
Water Use (liter)
0
50
100
150
200
250
300
350
Chef Woo
Beef
Pork
Chicken
Beyond Burger
Ramen Express + Beef
Ramen Express + Pork
Ramen Express + Chicken

*As a Plant-based, High-protein product, Chef Woo relies on a number of ingredients requiring post-farm processing (pea protein isolate, sunflower oil, dried vegetables) which, due to mass reductions and co-product allocations, can result in higher land use than some of the comparisons.

People. Food. Planet.™

Industry Recognition – Chef Woo

World FOOD Innovation Awards 2021
in association with IFE

FINALIST
Best food concept

Borealis Foods Inc
Chef Woo High Protein Ramen

FOODBEV MEDIA

SUSTAINABLE FOOD AWARDS 2021

FINALIST
NEW SUSTAINBALE PRODUCT



World PLANT BASED Awards 2022
in association with PLANT BASED WORLD

FINALIST
BEST PLANT-BASED PROTEIN